Intraware Announces Stock Repurchase Program

ORINDA, CA, February 26, 2008– Intraware, Inc., [NASDAQ:ITRA], the leading provider of on-demand digital asset and entitlement management solutions, today announced that its board of directors approved a stock repurchase program in which up to $1,000,000 worth of its common stock may be purchased. The repurchases will be made from time to time at the company's discretion depending on factors such as Intraware's stock price, general business and market conditions, and other investment opportunities. Under the program, the company can purchase shares of its common stock through open market and privately negotiated transactions at prices deemed appropriate by management. The repurchase program is effective immediately, although the company anticipates trading only during the trading window under the Company's insider trading policy. The purchases will be funded from available working capital.

About Intraware

Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than two million end users from those companies and others have used the service. SubscribeNet powers business-to-business technology providers including IBM, Progress Software Inc., EMC Corporation, Sybase Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or www.intraware.com.